ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
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May 24, 2004

04030511

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is the 2004 1st quarter report which has been published by the Company since our last submission of May 13, 2004.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

dw 6/15

SEC MAIL PROCESSING
RECEIVED
JUN 01 2004
WASH, D.C. 155 SECTION

DOCSNY1:873244.1
13141-2 JG9



1st Quarter 2004
Flughafen Wien AG

EUROPE'S BEST ADDRESS

Vienna International Airport

Letter to our Shareholders

FILE NO.
82-3907

Dear Ladies and Gentlemen
Dear Shareholders,

The first three months of 2004 were shaped by above-average traffic results, with Vienna International Airport recording two-digit growth in all related areas. The number of passengers rose 15.2% during this first quarter. This development was to a large extent supported by low-cost carriers, which recorded a twofold increase in the number of passengers over the first three months of 2003. A total of 15.8% more transfer passengers were handled during the reporting period. Flight movements increased by 11.2%, maximum take-off weight by 11.7% , and cargo by 10.3%.

Long-haul flights showed strong growth. The number of passengers travelling to the USA increased by 26.1%, while passenger numbers to the Far East rose 7.2%. Traffic to the Near and Middle East grew by an impressive 51.5%. An increase of 21.6% in traffic to Eastern Europe proves the success of our efforts to establish Vienna International Airport as the key East-West hub.

Turnover

Group turnover rose 12.4% to EUR 91.4 million. The Airport Segment recorded a 9.2% increase in turnover to EUR 38.8 million, which was supported by the growth in traffic. Tariff incentives to promote traffic, with transfer incentives over a strong increase in transfer traffic in particular, were the reason behind a weaker increase in turnover versus traffic.

The Handling Segment reported a 16.6% rise in external turnover to EUR 31.8 million. Handling services rose 8.4% for flight movements and 10.3% for cargo, while the average market share declined from 92.7% in the comparable period in the previous year to 90.4% for the first three months of 2004. Higher turnover was recorded for all customer groups – the Austrian Airlines Group, low-cost carriers and other airlines. Like in the Airport Segment, low-cost carriers also registered unusually high growth rates in the Handling Segment. The EUR 2.4 million rise in individual services resulted mainly from the increased use of de-icing services.

External turnover in the Non-Aviation Segment increased 12.3% to EUR 20.8 million. The highest growth in this business unit was noted in the supply, parking, security services and visitor care areas. The shopping and, in particular, the gastronomy sectors showed excellent development with a growth rate of 7.6% in turnover. Above-average increases were reported by the duty-free and Travel-Value shops.

Expenses

Operating expenses for the first three months totalled EUR 72.1 million (+ 20.7%), whereby the cost of materials and services rose 30.8% to EUR 8.4 million. This development was primarily due to increased expenses for de-icing materials during the winter months with low temperatures and heavy snowfall. Higher costs were also recorded for lighting and fuel.

Personnel expenses rose 13.9% to EUR 39.1 million following the expansion of the workforce, wage/salary increases mandated by collective bargaining agreements, and higher winter service costs. The number of employees grew 9.5% over the comparable period in the previous year to 2,984, because of the general traffic development and the introduction of the new baggage-reconciliation system, as well as more extensive security services resulting in the introduction of hold baggage screening.

Higher investment activity led to an increase of 11.8% in the amortisation of intangible assets and depreciation of tangible assets to 11.9 million.

Other operating expenses showed an increase of 52.2% to 12.7 million, mainly due to a 4.8 million rise in maintenance costs. Following the closure of Runway 16/34 in March 2004, a wide range of maintenance projects were carried out in this area. The use of synergy effects allowed for a reduction in construction costs. The current year's maintenance programmes have been intensified to utilise a tax effect that will result from a decrease in the corporate tax rate in 2005.

Earnings

External Airport turnover rose 9.2% to EUR 38.8 million, but extensive maintenance programmes led to a 19.3% decrease in EBIT in the Airport Segment to EUR 12.5 million. In addition, higher expenses for special services during the winter months also increased costs. The full impact of expenses for hold baggage screening, which was introduced during 2003, also contributed to the decline in earnings. EBIT in the Handling Segment rose 6.9% to EUR 6.6 million despite an 18.1% rise in operating costs, which was due to higher personnel expenses and increased use of de-icing materials. The Non-Aviation Segment was able to increase EBIT by 21.3% to EUR 7.9 million. In total, EBIT for the Group declined 7.7% for the first three months of 2004.

In spite of a rise in operating income, the EBIT margin for the first quarter decreased 5.1 percentage points to 23.1% because of the above-mentioned increase in expenses. The EBITDA margin fell 5.2 percentage points to 35.8%. Financial results declined EUR 0.1 million to EUR 1.3 million. This development resulted chiefly from a lower volume of funds available for investment. Therefore, profit before tax (EBT) fell 7.8% to EUR 23.0 million.

The tax rate for the period declined following the reversal of deferred tax assets. After the deduction of taxes totalling 6.4 million and minority interest, profit for the first quarter of 2004 totalled EUR 16.5 million.

Financial Position, Asset and Capital Structure
Non-current assets increased 1.0% to EUR 670.1 million as a result of investment activity. Deferred tax assets were recalculated and adjusted because of the expected reduction in the corporate tax rate from 2005 onwards. Investments in intangible and tangible assets for the first three months of 2004 totalled EUR 20.9 million (1-3/2003: EUR 8.7 million). Current assets declined 1.5% from 31 December 2003 to a level of EUR 169.0 million.

Equity rose 4.0% to EUR 613.7 million. This growth resulted from a net profit of EUR 16.5 million recorded for the first quarter of 2004 and the impact of the change in the corporate tax rate from 2005 onwards. The equity ratio totalled 73.1% (year-end 2003: 70.7%).

Non-current liabilities decreased 5.6% to EUR 99.4 million following an adjustment to the provision for foundation expenses. Current liabilities showed a decline of 10.0% to EUR 125.6 million.

Capital Expenditure
Major investments for the first three months of 2004 included a drainage system for Runway 16/34 (EUR 5.6 million), construction work on the air traffic control tower (EUR 3.5 million) and the Office Park (EUR of 2.7 million), preparatory work for construction of the new railway station (EUR 1.8 million), the airport roadway system (EUR 1.6 million), and planning for the Skylink project (EUR 1.1 million).

Outlook
The upward trend continued into April with two-digit growth rates. The number of passengers increased 28.2%, flight movements rose 16.1% and maximum take-off weight showed a plus of 21.2% in April.

Vienna International Airport will add five new carriers in the summer flight schedule. Compared to the winter flight schedule, we can offer 102 new frequencies and 26 additional destinations.

Construction work on the air traffic control tower is proceeding at full speed and our new Office Park will be ready for occupancy this autumn. In addition, work on the new Air Cargo Center and Handling Center West will start in the fall. The expansion of the north-east apron is due to begin this July, and work is also in progress on the new railroad tunnel and the international railway station.

Based on the strong growth in traffic during the first quarter of 2004, we are extremely optimistic concerning developments for the remainder of this business year.

Yours sincerely,

Herbert Kaufmann Member of the Board and Speaker	Gerhard Schmid Member of the Board	Kurt Waniek Member of the Board

FILE NO.
82-3907

Key Figures on the Flughafen Wien Group

Industry Indicators

	1-3/2004	Change in %	1-3/2003
MTOW (in tonnes)	1,330,703	+ 11.7	1,191,286
Passengers	2,902,351	+ 15.2	2,520,238
Transfer passenges	1,044,102	+ 15.8	901,870
Flight movements	49,949	+ 11.2	44,903
Cargo (air cargo and trucking; in tonnes)	45,465	+ 10.3	41,222
Seat occupancy (in %)	60.3	+ 2.4	58.9

Financial Indicators

Amounts in T€, except employees	1-3/2004	Change in %	1-3/2003
Total turnover	91,441.8	+ 12.4	81,364.3
EBIT	21,640.9	- 7.7	23,447.3
EBIT-Margin in %	23.1	- 18.1	28.2
EBITDA-Margin in %	35.8	- 12.7	41.0
Net profit for the period	16,459.3	0.0	16,454.8
Cash flow from operating activities	7,855.3	- 67.1	23,905.2
Equity	613,715.2	+ 6.7	575,305.0
Capital expenditures	20,895.4	+ 140.4	8,690.4
Employees at the end of period	2,984	+ 9.5	2,726

Interim Financial Statements for the First Quarter 2004 according to IFRS / IAS

Flughafen Wien AG

Consolidated Income Statement

T€	1-3/2004	1-3/2003	V. Ist/Ist
Turnover	**91,441.8**	**81,364.3**	**12.4%**
Other operating income	2,257.9	1,774.0	27.3%
Operating income	**93,699.7**	**83,138.3**	**12.7%**
Cost of materials and services	-8,440.7	-6,452.5	30.8%
Personnel expenses	-39,061.2	-34,280.0	13.9%
Amortisation of intangible assets and depreciation of fixed assets	-11,898.1	-10,640.7	11.8%
Other operating expenses	-12,658.8	-8,317.7	52.2%
Income before interest and taxes (EBIT)	**21,640.9**	**23,447.3**	**-7.7%**
Income from investments, excl. associates at equity	0.0	-35.8	n.a.
Net financing costs	1,798.7	1,948.0	-7.7%
Other income from financing activities	-8.5	0.0	n.a.
Financial results, excl. associates at equity	1,790.2	1,912.2	-6.4%
Income from associates at equity	-459.2	-437.0	5.1%
Financial results	**1,330.9**	**1,475.2**	**-9.8%**
Profit before Tax (EBT)	**22,971.8**	**24,922.5**	**-7.8%**
Taxes on income	-6,424.6	-8,373.7	-23.3%
Minority interest	-87.8	-94.1	-6.6%
Profit for the period	**16,459.3**	**16,454.8**	**0.0%**
Earnings per share (in €)	0.78	0.78	0.0%

Consolidated Balance sheet

T€	31.3.2004	31.12.2003	V. Ist/Ist
Non-current assets	670,106.1	663,633.5	1.0%
Current assets	169,010.8	171,618.4	-1.5%
Assets	**839,116.9**	**835,251.9**	**0.5%**
Equity	613,715.2	590,148.5	4.0%
Minority interest	375.3	287.4	30.6%
Non-current liabilities	99,419.6	105,307.1	-5.6%
Current liabilities	125,606.9	139,508.9	-10.0%
Equity and Liabilities	**839,116.9**	**835,251.9**	**0.5%**

Consolidated Cash Flow Statement

T€	1-3/2004	1-3/2003	V. Ist/Ist
Net cash flow			
from operating activities	7,855.3	23,905.2	-67.1%
from investing activities	-18,815.6	-8,721.2	115.7%
from financing acitivities	689.2	-3,045.9	122.6%
Change in cash and cash equivalents	**-10,271.0**	**12,138.1**	**-184.6%**
Change in revaluation reserve for securities	906.7	-193.6	568.3%
Effect of exchange rate fluctuations on cash held	10.2	-8.9	214.6%
Cash and cash equivalents at beginning of period	131,128.8	139,156.7	-5.8%
Cash and cash equivalents at end of period	**121,774.7**	**151,092.3**	**-19.4%**

Consolidated Statement of Capital and Reserves

T€	1-3/2004	1-3/2003	V. Ist/Ist
Balance on 1.1.	**590,148.5**	**559,909.1**	**5.4%**
Profit for the First Quarter	16,459.3	16,454.8	0.0%
Other changes	7,107.3	-1,058.9	771.2%
Balance on 31.3.	**613,715.2**	**575,305.0**	**6.7%**

Segment Results

T€	1-3/2004	1-3/2003	V. Ist/Ist
Airport			
Segment turnover*	38,771.6	35,500.0	9.2%
Segment profit	12,489.3	15,469.3	-19.3%
Handling			
Segment turnover*	31,801.5	27,282.0	16.6%
Segment profit	6,577.5	6,155.6	6.9%
Non-Aviation			
Segment turnover*	20,816.2	18,544.3	12.3%
Segment profit	7,878.2	6,492.6	21.3%

* external turnover

Published by: Flughafen Wien AG, Communications · Postbox 1, A-1300 Wien-Flughafen, Telephone: +43/1/7007-22103, Telefax: +43/1/7007-23806
Investor Relations: Robert Dusek, Telephone: +43-1-7007-23126, Telefax: +43/1/7007-23058 e-mail: m@viennaairport.com, investor-relations@viennaairport.com · http://www.viennaairport.com · DVR: 008613 · Commercial Register: FN 42984 m · District Court of Korneuburg, Printed by: AV+Astoria Druckzentrum